LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

EXHIBIT 12—HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31,
(dollars in millions)	2006	2005	2004	2003	2002
Income before Federal income taxes and cumulative effect of accounting changes	$1,811	$1,075	$1,036	$1,047	$(54)
Equity in losses (earnings) of unconsolidated affiliates	—	—	—	—	1
Sub-total of fixed charges	240	110	116	112	119

Sub-total of adjusted net income	2,051	1,185	1,152	1,159	66
Interest on annuities and financial products	2,316	1,570	1,571	1,617	1,617

Adjusted income base	$4,367	$2,755	$2,723	$2,776	$1,683

Fixed Charges
Interest and debt expense	$220	$89	$94	$90	$97
Portion of rent expense representing interest	21	21	22	22	22

Sub-total of fixed charges	241	110	116	112	119
Interest on annuities & financial products	2,316	1,570	1,571	1,617	1,617

Sub-total of fixed charges	2,557	1,680	1,687	1,729	1,736
Preferred dividends (pre-tax)	*	*	*	*	*

Total fixed charges	$2,557	$1,680	$1,687	$1,729	$1,736

* Less than $100,000

Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges (including interest on annuities and financial products) (1)	1.71	1.64	1.61	1.61	0.97
Excluding interest on annuities and financial products (2)	8.51	10.75	9.91	10.37	0.55
Ratio of earnings to combined fixed charges and preferred stock dividends (3)	1.71	1.64	1.61	1.61	0.97

1.	For purposes of determining this ratio, earnings consist of income before Federal income taxes, cumulative effect of accounting change, if any, and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt and junior subordinated debentures issued to affiliated trusts; 2) interest on annuities and financial products and; 3) the portion of operating leases that are representative of the interest factor.
2.	Same as the ratio of earnings to fixed charges, except fixed charges and earnings in this calculation do not include interest on annuities and financial products. This coverage ratio is not required, but is provided as additional information. This ratio is commonly used by individuals who analyze LNC’s results.
3.	Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.